                -------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                    FORM 11-K


(mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].


For the fiscal year ended December 31, 2000


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].


For the transition period from ________________ to __________________

Commission file number  001-10109


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       BECKMAN COULTER, INC. SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BECKMAN COULTER, INC.
                           4300 North Harbor Boulevard
                           Fullerton, California 92835

--------------------------------------------------------------------------------

BECKMAN COULTER, INC.
SAVINGS PLAN
Financial Statements for the Years
Ended December 31, 2000 and 1999,
Supplemental Schedule, and
Independent Auditors' Report

BECKMAN COULTER, INC. SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                             PAGE
                                                                                             ----
INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS:
Statements of net assets available for benefits as of December 31, 2000 and 1999               2
Statement of changes in net assets available for benefits
   for the year ended December 31, 2000                                                        3
Notes to financial statements for the years ended
   December 31, 2000 and 1999                                                                  4

SUPPLEMENTAL SCHEDULE:
Schedule of assets held for investment purposes as of December 31, 2000                       11


All other supplemental schedules are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Benefits and Finance Administration Committee of
  Beckman Coulter, Inc. Savings Plan:

We have audited the accompanying financial statements of Beckman Coulter, Inc. Savings Plan (the Plan) as of December 31, 2000 and 1999, and for the year ended December 31, 2000, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


MAY 18, 2001

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                 2000                    1999
                                                             ------------            ------------
ASSETS:
Investments, at fair value:
  Common stock of Plan sponsor                               $ 80,471,413            $ 49,803,739
  Mutual funds                                                475,848,871             475,239,651
  Participant loans receivable                                 14,875,050              15,955,232
  Other investments                                             6,229,265               5,374,830
Investment contracts, at contract value (Note 3):
  Guaranteed investment contracts                              37,044,124              48,707,581
  Synthetic guaranteed investment contracts                   141,253,270             135,666,789
  Bank investment contracts                                     3,200,121               6,684,963
                                                             ------------            ------------

    Total investments                                         758,922,114             737,432,785

Cash and cash equivalents                                       1,553,942               1,806,853
Contributions receivable                                        1,569,919               1,476,785
                                                             ------------            ------------

NET ASSETS AVAILABLE FOR BENEFITS                            $762,045,975            $740,716,423
                                                             ============            ============

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest                                                        $  9,599,136
Dividends                                                         23,867,769
                                                                ------------

    Total investment income                                       33,466,905

Contributions:
  Company matching (Employer)                                      9,110,297
  Retirement Plus (Employer)                                       6,090,250
  Employee                                                        31,838,819
                                                                ------------

    Total contributions                                           47,039,366
                                                                ------------

      Net additions                                               80,506,271

DEDUCTION FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments                        892,973
Distributions of benefits                                         58,240,790
Administrative expenses and other                                     42,956
                                                                ------------

      Net deductions                                              59,176,719
                                                                ------------

NET INCREASE                                                      21,329,552

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year             740,716,423
                                                                ------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                  $762,045,975
                                                                ============

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.      DESCRIPTION OF PLAN

        The following description of Beckman Coulter, Inc. Savings Plan (the
        Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

        General - Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

        The Plan is a defined contribution plan covering substantially all Company employees who have completed a three-month period of employment within the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits and Finance Administration Committee (the Committee), whose members are appointed by the Board of Directors of the Company.

        Contributions - Participants may elect to contribute up to 15% of their eligible pay and up to 80% of their bonus in the form of pretax and/or after-tax withholdings. Each participant's pretax contributions in the calendar year may not exceed $10,500 and $10,000 in 2000 and 1999, respectively.

        Company matching contributions to the Plan are allocated to participants based on a specified percentage of actual employee contributions. Forfeitures are applied to reduce the Company's contributions.

        In addition, employees of Coulter become a participant in Retirement Plus on the first day following completion of 12 months of service. Each quarter, the Company makes contributions to participants' Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the quarter, and an excess contribution which ranges from zero to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant's age.

        Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company matching contributions, and earnings on all contributions.

        Investment Options - Participants have a choice of various investment funds for their contributions. Company contributions may be directed to any of these core investment funds. Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

        Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------

        The following description of each investment fund has been extracted from information contained in the respective fund's prospectus:

                Beckman Coulter, Inc. Stock Fund - Funds are invested in Beckman Coulter, Inc. common stock.

                Interest Income Fund - Funds are invested in a portfolio of group annuity contracts issued by major insurance companies and investment contracts with banks. The fund is managed by Dwight Asset Management.

                Blue Chip Growth Fund - Funds are invested in large and medium-sized companies that the fund manager believes are well established and have the potential for above-average growth. The fund is managed by T. Rowe Price.

                Vanguard Institutional Index Fund - Funds are invested in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index. The fund is managed by the Vanguard Group.

                International Stock Fund - Funds are invested in stocks and other equity-based forms of investments in companies operating principally outside the United States. The fund is managed by T. Rowe Price.

                Mid-Cap Growth Fund - Fund seeks long-term growth by investing in the common stocks of medium-sized companies. The fund is managed by T. Rowe Price.

                Personal Strategy Balanced Fund - Fund seeks long-term capital appreciation and income by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

                Personal Strategy Growth Fund - Fund seeks long-term capital appreciation and, secondarily, income by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

                Personal Strategy Income Fund - Fund seeks to provide income and, secondarily, long-term capital appreciation by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

                Tradelink+ Fund - In addition to the investment funds listed above, employees may also transfer funds to Tradelink+. Tradelink+ offers discount brokerage services that participants can invest in individual stocks, bonds, mutual funds, and other securities. Participants may transfer a minimum of $2,500 to a maximum of 25% of their overall Plan balance, less any outstanding loan amounts. Transfers to the fund can be performed at any time, but may not be made from funds which have come from Company matching contributions. Funds may be transferred out of the fund to any of the other nine funds at any time.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------

                Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Repayment is generally required within five years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at prime rate plus 1%, determined at the beginning of each quarter (10.5% at December 31, 2000, for new loans).

                Participant Accounts - Each participant's account is credited with: (a) the participant's contributions, (b) the Company's matching contribution, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

                Benefits and Vesting - Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $5,000, the participants may elect to postpone their distribution until the year following the year they attain age 70 1/2.

                Participants' interests in the Company's contributions, income, gains, and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

                Benefits Payable - At December 31, 2000 and 1999, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $304,080 and $67,580, respectively. Such amounts are not considered liabilities for financial reporting purposes and, accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 2000 and 1999.

                Continuation of the Plan - The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

                Risks and Uncertainties - The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

        Investment Valuation - Investments are stated at fair value except for guaranteed investment contracts which are stated at contract value (Note
        3). The fair value of the common stock is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

        Administrative Expenses - Principally all of the Plan's administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $233,000 for the year ended December 31, 2000.

        Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents - The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


3.      VALUATION OF INVESTMENT CONTRACTS

        The Plan's investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $181,497,515 and $191,059,333 at December 31, 2000 and 1999, respectively. The Plan's investment contracts yield an average return of 6.6% and earn interest at rates ranging from 5.55% to 7.49% at December 31, 2000 and 5.55% to 7.48% at December 31, 1999.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------

4.      ASSETS HELD FOR INVESTMENT

        Information regarding assets held for investment as of December 31, 2000 and 1999 is as follows:

                                                      2000                                            1999
                                      -------------------------------------           -------------------------------------
                                                              Fair/contract                                   Fair/contract
                                         Cost                     value                   Cost                   value
                                      ------------            -------------           ------------            -------------
Common stock:
Beckman Coulter, Inc.                 $ 35,050,373            $ 80,471,413            $ 30,688,442            $ 49,803,739

Mutual funds:
  Blue Chip Growth Fund                222,175,866             250,047,639             205,341,274             258,461,853
  Vanguard Institutional
    Index Fund                          66,096,403              75,548,848              60,800,868              81,219,887
  International Stock Fund              17,391,555              16,102,544              11,754,783              15,144,717
  Mid-Cap Growth Fund                   45,866,097              48,480,932              27,978,230              32,247,325
  Personal Strategy
    Balanced Fund                       68,091,547              70,018,736              69,915,585              73,783,995
  Personal Strategy
    Growth Fund                          9,936,603               9,978,289               7,788,479               8,147,011
  Personal Strategy
    Income Fund                          5,674,588               5,671,883               6,344,492               6,234,863
                                      ------------            ------------            ------------            ------------

  Total mutual funds                   435,232,658             475,848,871             389,923,711             475,239,651

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------

                                                       2000                                             1999
                                        ------------------------------------            -------------------------------------
                                                               Fair/contract                                    Fair/contract
                                            Cost                   value                   Cost                    value
                                        ------------           -------------            ------------            -------------
Other investments:
  Tradelink+ Fund                       $  6,229,265            $  6,229,265            $  5,374,830            $  5,374,830

Participant loans
  receivable                              14,875,050              14,875,050              15,955,232              15,955,232

Interest Income Fund:
  Guaranteed investment
    contracts:
    Aetna - GIC 14363                                                                     14,704,833              14,704,833
    John Hancock -
      GIC 8818                                                                             5,907,288               5,907,288
    John Hancock -
      GIC 15060                            3,009,730               3,009,730
    John Hancock -
      GIC 15061                           12,536,983              12,536,983
    GE Life & Annuity -
      GS 3175                             11,301,879              11,301,879              10,707,607              10,707,607
    New York Life -
      GA 30050
        31042                             10,195,532              10,195,532              17,387,853              17,387,353
                                        ------------            ------------            ------------            ------------

                                          37,044,124              37,044,124              48,707,581              48,707,581

  Synthetic guaranteed
    investment contracts:
    MetLife/Loomis -
      Contract 252531                     26,079,609              26,079,609              24,238,330              24,238,330
    CDC Financial Products
      Contract FP1062-01                  14,006,140              14,006,140              16,300,127              16,300,127
    State Street Synthetic -
      Contract 97077                      46,187,615              46,187,615              43,425,173              43,425,173
    Transamerica Life
      Contract 76850                      49,228,622              49,228,622              46,294,451              46,294,451
    UBS Agreement -
      Contract 2077                        5,751,284               5,751,284               5,408,708               5,408,708
                                        ------------            ------------            ------------            ------------

                                         141,253,270             141,253,270             135,666,789             135,666,789

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------

                                                 2000                                            1999
                                 -------------------------------------           -------------------------------------
                                                         Fair/contract                                   Fair/contract
                                     Cost                    value                   Cost                   value
                                 ------------            -------------           ------------            -------------
  Bank investment
    contract:
    Lehman GIC
      #101121895G                $  3,200,121            $  3,200,121            $  6,684,963            $  6,684,963
                                 ------------            ------------            ------------            ------------

Total interest income
  fund                            181,497,515             181,497,515             191,059,333             191,059,333
                                 ------------            ------------            ------------            ------------

Total assets held for
  investments                    $672,884,861            $758,922,114            $633,001,548            $737,432,785
                                 ============            ============            ============            ============


5.      TAX STATUS

        The Internal Revenue Service has determined and informed the Company by letter dated October 1, 1990 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   * * * * * *

                              SUPPLEMENTAL SCHEDULE

BECKMAN COULTER, INC. SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                          SHARES                                        CURRENT
DESCRIPTION OF INVESTMENT                                OR UNITS                COST                    VALUE
-------------------------                                ---------            ------------            ------------
COMMON STOCK:
Beckman Coulter, Inc.                                    1,918,841            $ 35,050,373            $ 80,471,413

BLUE CHIP GROWTH FUND
T. Rowe Price Blue Chip Growth Fund                      7,386,932             222,175,866             250,047,639

INDEX FUND
Vanguard Institutional Index Fund                          625,819              66,096,403              75,548,848

INTERNATIONAL STOCK FUND
T. Rowe Price International Stock Fund                   1,108,991              17,391,555              16,102,544

MID-CAP GROWTH FUND
T. Rowe Price Mid-Cap Growth Fund                        1,218,420              45,866,097              48,480,932

PERSONAL STRATEGY BALANCED FUND
T. Rowe Price Personal Strategy Balanced Fund            4,398,162              68,091,547              70,018,736

PERSONAL STRATEGY GROWTH FUND
T. Rowe Price Personal Strategy Growth Fund                526,559               9,936,603               9,978,289

PERSONAL STRATEGY INCOME FUND
T. Rowe Price Personal Strategy Income Fund                430,340               5,674,588               5,671,883

OTHER INVESTMENTS
Tradelink+ Fund                                          6,229,265               6,229,265               6,229,265

BECKMAN COULTER, INC. SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000 (CONTINUED)
--------------------------------------------------------------------------------

                                                  INTEREST         MATURITY                                  CURRENT
DESCRIPTION OF INVESTMENT                           RATE             DATE                 COST                VALUE
-------------------------                         --------         --------          -------------        ------------
INTEREST INCOME FUND
 Guaranteed investment contracts:
    John Hancock - GIC 15061                        7.10%          Various           $  12,536,983        $  12,536,983
    GE Life & Annuity - GS 3175                     5.55%          Various              11,301,879           11,301,879
    John Hancock - GIC 15060                        7.20%          12/15/03              3,009,730            3,009,730
    New York Life - GA 31042                        6.67%          Various              10,195,532           10,195,532
                                                                                     -------------        ------------

      Total guaranteed investment
        contracts                                                                       37,044,124           37,044,124

  Synthetic guaranteed investment
    contracts:
    CDC Financial Products -
      Contract 1062-01                              6.36%         Evergreen             14,006,140           14,006,140
    MetLife Loans - Contract 252531                 9.49%         Evergreen             26,079,609           26,079,609
    State Street Synthetic - Contract 9707          6.36%         Evergreen             46,187,615           46,187,615
    Transamerica Life - Contract 76850              6.36%         Evergreen             49,228,622           49,228,622
    UBS Agreement - Contract 2077                   6.36%         Evergreen              5,751,284            5,751,284
                                                                                     -------------        ------------

      Total synthetic guaranteed investment
        contracts                                                                      141,253,270          141,253,270

  Bank investment contract:
    Lehman GIC #101121895G                          6.30%          12/17/01              3,200,121            3,200,121
                                                                                     -------------        ------------

      Total interest income fund                                                       181,497,515          181,497,515

Participant loans receivable (interest
  ranging from 7.00% to 13.75%)                                                         14,875,050           14,875,050
                                                                                     -------------        ------------

Total investments                                                                    $ 672,884,862        $ 758,922,114
                                                                                     =============        =============

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                            BECKMAN COULTER, INC.
                                            SAVINGS PLAN

                                            By:  Beckman Coulter, Inc.
                                                 Benefits Finance and
                                                 Administration Committee

Date:  June 28, 2001                        By:  /s/ Fidencio M. Mares
                                                 -------------------------------
                                                 Fidencio M. Mares
                                            Its: Committee Member
                                                 Vice President, Human Resources

                                INDEX TO EXHIBITS

Exhibit
Number         Description
-------        -----------
23.1           Consent of Deloitte & Touche, LLP